Exhibit 99.3

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF

VEDANTA LIMITED (formerly known as Sesa Sterlite Limited)

1.	We have audited the accompanying Statement of Standalone Results of VEDANTA LIMITED (formerly known as Sesa Sterlite Limited) (“the Company”) for the year ended March 31, 2016 (“the Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been prepared on the basis of the related financial statements which is in accordance with the Accounting Standards prescribed under Section 133 of the Companies Act, 2013, as applicable and other accounting principles generally accepted in India. Our responsibility is to express an opinion on the Statement.

2.	We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing obligations and Disclosure Requirements) Regulations, 2015; and

(ii)	gives a true and fair view in conformity with the aforesaid Accounting Standards and other accounting principles generally accepted in India of the net profit and other financial information of the Company for the year ended March 31, 2016.

4.	The Statement includes the results for the Quarter ended March 31, 2016 being the balancing figure between audited figures in respect of the full financial year and the published year to date figures up to the third quarter of the current financial year which were subject to limited review by us.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Jitendra Agarwal

Partner

(Membership No. 87104)

Gurgaon, April 28, 2016

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF

VEDANTA LIMITED (formerly known as Sesa Sterlite Limited)

1.	We have audited the accompanying Statement of Consolidated Results of VEDANTA LIMITED (formerly known as Sesa Sterlite Limited) (“the Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), its jointly controlled entities and its share of the profit / (loss) of its associates for the year ended March 31, 2016 (“the Statement”), being submitted by the Holding Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. This Statement, which is the responsibility of the Holding Company’s Management and approved by the Board of Directors, has been prepared on the basis of the related consolidated financial statements which is in accordance with the Accounting Standards, prescribed under Section 133 of the Companies Act, 2013, as applicable, and other accounting principles generally accepted in India. Our responsibility is to express an opinion on the Statement.

2.	We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Holding Company’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Holding Company’s internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	We did not audit the financial statements /financial information of forty three subsidiaries and three jointly controlled entities included in the consolidated financial results, whose financial statements / financial information reflect total assets of Rs. 47,848.95 crore as at March 31, 2016, total revenues of Rs. 18,602.99 crore for the year ended March 31, 2016, and total loss after tax of Rs. 558.37 crore for the year ended March 31, 2016, as considered in the consolidated financial results. The consolidated financial results also includes the Group’s share of profit after tax of Rs. 0.23 crore for the year ended March 31, 2016, as considered in the consolidated financial results, in respect of three associates, whose financial statements / financial information have not been audited by us. These financial statements / financial information have been audited by other auditors whose reports have been furnished to us by the Management and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, jointly controlled entities and associates, is based solely on the reports of the other auditors.

4.	In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of the reports of the other auditors referred to in paragraph 3 above, the Statement:

a.	includes the results of 54 subsidiaries, 3 jointly controlled entities and 3 associates (Refer Annexure);

b.	is presented in accordance with the requirements of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015; and

c.	gives a true and fair view in conformity with the aforesaid Accounting Standards and other accounting principles generally accepted in India of the consolidated net loss and other financial information of the Group for the year ended March 31, 2016.

5.	The Statement includes the results for the Quarter ended March 31, 2016 being the balancing figure between audited figures in respect of the full financial year and the published year to date figures up to the third quarter of the current financial year which were subject to limited review by us.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Jitendra Agarwal

Partner

(Membership No. 87104)

Gurgaon, April 28, 2016

Annexure

1.	List of Subsidiaries

S. No.	Name of Subsidiaries
1	Hindustan Zinc Limited
2	Sesa Resources Limited
3	Sesa Mining Corporation Limited
4	Bharat Aluminium Company Limited
5	Malco Energy Limited
6	Talwandi Sabo Power Limited
7	Vizag General Cargo Berth Private Limited
8	Maritime Ventures Private Limited
9	Paradip Multi Cargo Berth Private Limited
10	Sterlite Infraventures Limited
11	Sterlite Ports Limited
12	THL Zinc Namibia Holdings (Proprietary) Ltd
13	Skorpion Zinc (Proprietary) Limited
14	Skorpion Mining Company (Proprietary) Limited
15	Namzinc (Proprietary) Limited
16	Black Mountain Mining (Proprietary) Limited
17	Vedanta Lisheen Holdings Limited
18	Vedanta Lisheen Mining Limited
19	Killoran Lisheen Mining Limited
20	Killoran Lisheen Finance Limited
21	Lisheen Milling Limited
22	Vedanta Exploration Ireland Limited
23	Lisheen Mine Partnership
24	Amica Guest House (Proprietary) Limited
25	Rosh Pinah Health Care (Proprietary) Limited
26	Twin Star Mauritius Holdings Limited
27	Cairn India Limited
28	Cairn India Holdings Limited
29	Cairn Energy Hydrocarbons Limited
30	Cairn Lanka (Private) Limited
31	Cairn South Africa Proprietary Limited
32	CIG Mauritius Holding Private Limited
33	CIG Mauritius Private Limited
34	Cairn Energy Australia Pty Limited
35	Cairn Energy Holdings Limited
36	Cairn Energy Discovery Limited
37	Cairn Exploration (No. 2) Limited
38	Cairn Exploration (No. 6) Limited
39	Cairn Energy Gujarat Block 1 Limited
40	Cairn Exploration (No. 7) Limited
41	Cairn Energy India Pty Limited

S. No.	Name of Subsidiaries
42	Western Cluster Limited
43	Copper Mines of Tasmania Pty Limited
44	Fujairah Gold FZC
45	THL Zinc Ventures Limited
46	THL Zinc
47	THL Zinc Holdings B.V.
48	Lakomasko B.V.
49	Pecvest 17 Proprietary Limited
50	Bloom Fountain Limited
51	Twin Star Energy Holdings Limited
52	Monte Cello B.V.
53	Thalanga Copper Mines
54	Sterlite USA (Inc.)

2.	List of Associates

S. No.	Name of Associates
1	RoshSkor Township (Proprietary) Limited
2	Gaurav Overseas Private Limited
3	Raykal Aluminium Company Private Limited

3.	List of Jointly Controlled Entities

S. No.	Name of Jointly Controlled Entity
1	Madanpur South Coal Company Limited
2	Rampia Coal Mines & Energy Private Limited
3	Goa Maritime Private Limited